Exhibit 4.4.1

ADDENDUM NO. 1

TO

ADMINISTRATIVE SERVICES AGREEMENT

This Addendum no. 1 (the “Amendment”) to the Administrative Services Agreement entered into on December 20, 2019 and effective as of July 3, 2019 (the “Agreement”), is made with effect from August 21, 2020 between:

(i)	Höegh LNG Partners LP (the ”MLP”);

(ii)	Höegh LNG Partners Operating LLC (the “Operating Company”);

and

(ii)	Höegh LNG AS (as “Höegh Norway”);

(each a “Party” and together the “Parties”).

WHEREAS	The Chief Executive Officer and Chief Financial Officer, Steffen Føreid, has notified the board of his resignation; and

WHEREAS	The Parties agree that the Agreement should include specifications on how Höegh Norway should be reimbursed.

NOW THEREFORE the Parties have agreed as follows:

1.	Section 2. General to be extended to include reimbursement and that the following articles are to be added to Section 2:

“(b)

The MLP or the Operating Company (as applicable) shall reimburse Höegh Norway on a monthly basis in arrears for all costs and expenses reasonably incurred by Höegh Norway in connection with the provision of the Administrative Services for the preceding month;

(c)

the MLP or the Operating Company (as applicable) shall pay to Höegh Norway on a monthly basis in arrears a services fee equal to 3.00% of Höegh Norway’s Costs and Expenses, including direct payroll costs for the preceding month;

(d)

within 20 days after the end of each calendar month, Höegh Norway shall submit to the MLP and the Operating Company for payment an invoice covering the Costs and Expenses and the Services Fees. Each invoice will contain such supporting detail as may be reasonably required to validate such amounts due; and

(e)

the MLP or the Operating Company (as applicable) shall make payment owed pursuant to this Section 2(a) within 45 days of the date of each invoice (any such day on which a payment is due, a “Due Date”).  All invoices for the Costs and Expenses and the Services Fees will be submitted in and paid in U.S. Dollars.  All amounts not paid within 10 days after the Due Date bear interest at the rate of 3.00% per annum above LIBOR as of the Due Date from such Due Date until the date payment is received in full by Höegh Norway.”

(f)	Schedule B Managers, of the Agreement to read:

SCHEDULE B MANAGERS

Name	Position with the Operating Company	Position with the MLP
Sveinung J. S. Støhle	Chief Executive Officer	Chief Executive Officer
Håvard Furu	Chief Financial Officer	Chief Financial Officer

2.	Section 16. Notice to be amended to reflect that notices to the MLP and the Operating Company shall be for the attention of Håvard Furu. Notice details to Höegh Norway remain unchanged.

3.	All other terms of the Agreement remain unchanged.

IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the date first above written.

HÖEGH LNG PARTNERS LP

By:	/s/ Håvard Furu
	Name:	Håvard Furu
	Title:	Chief Financial Officer

HÖEGH LNG PARTNERS OPERATING LLC

By:	/s/ Håvard Furu
	Name:	Håvard Furu
	Title:	Chief Financial Officer

HÖEGH LNG AS

By:	/s/ Sveinung J.S. Støhle
	Name:	Sveinung J. S. Støhle
	Title:	General Manager